Summit Therapeutics plc
(‘Summit’, the ‘Company’ or the ‘Group’)

Summit Therapeutics Reports Financial Results and Operational Progress for the Second Quarter and Six Months Ended 31 July 2019

•	Reported Additional Positive Phase 2 Data Showing Ridinilazole Improved Quality of Life and Microbiome Preservation Compared to Standard of Care

•	Appointed Key Marketing Hires Focused on Potential US Commercialisation for Ridinilazole

•	Conference Call Today at 1:00pm BST / 8:00am EDT

Oxford, UK, and Cambridge, MA, US, 11 October 2019 - Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM) today reports its financial results and provides an update on its operational progress for the second quarter and six months ended 31 July 2019.

“It has been a quarter of strong progress across the clinical, scientific and commercial functions as we focus on our key mission of bringing to market our precision antibiotic, ridinilazole, as a potential new front-line treatment for patients with CDI," said Glyn Edwards, Chief Executive Officer of Summit. "With our landmark designed Phase 3 clinical trials for ridinilazole continuing on schedule, we have taken steps to secure a bright future for Summit as a leader in antibiotic innovation through the appointment of key hires to support the potential commercialisation of this new class antibiotic. Their experience in leading successful antibiotic launches, combined with the compelling clinical and microbiome data generated to date gives us confidence that, if approved, ridinilazole will be well positioned to become the treatment of choice for patients with C. difficile infection."

Ridinilazole for C. difficile Infection (‘CDI’) Programme

•	Ri-CoDIFy Phase 3 landmark clinical trials aim to support adoption of the precision antibiotic ridinilazole as the new standard of care treatment for CDI by:

1.	showing superiority over the current standard of care, vancomycin, using a composite endpoint measuring sustained clinical response;

2.	generating health economic data to help support ridinilazole's commercial launch, if approved; and

3.	undertaking deep microbiome analysis that aims to show ridinilazole’s preservation of the gut microbiome.

•
The Phase 3 clinical programme remains on track for expected reporting of top-line data in the second half of 2021. The trial initiation phase is progressing well with 17 countries open for enrolment (including 9 new countries in August and September), more than half of the 300 planned clinical trial sites opened, and patient enrolment at 73 and accelerating at the end of September 2019.

•
Reported new Phase 2 clinical trial data that showed ridinilazole improved patients' quality of life compared to vancomycin, including demonstrating statistically significant early and longer-term improvements in measurements of physical and mental health. Additional data highlighted mechanistic insights into how ridinilazole preserves the healthy function of the gut microbiome in patients with CDI. These new results were reported at the ID Week Conference held in Washington DC in early October 2019.

•
BARDA increased the total value of its award supporting the clinical and regulatory development of ridinilazole to up to $63.7 million in June 2019. Under this award, BARDA exercised a $9.6 million option related to patient enrolment and dosing in the Phase 3 clinical trials, bringing the total committed funding to $53.6 million.

•	Expanded commercial team to undertake preparatory activities to support Summit's strategy of commercialising ridinilazole in the United States, if approved.

◦
Appointed Ms Anna Diaz Triola as Vice President, Marketing. Ms Triola has over 20 years industry experience, including working on the marketing strategy of the blockbuster antibiotic Cubicin® at Cubist.

◦
Appointed Mr Kevin McDermott as Vice President, Market Access. Mr McDermott joins Summit from Insmed, where he led Global Market Access to Arikayce®, the first antibiotic to receive US FDA approval through the limited population pathway for antibacterial and antifungal drugs ('LPAD').

Discuva Platform

SMT-571 for Gonorrhoea

•
Presented data at ASM Microbe and STI & HIV World Congress that showed our new class antibiotic SMT-571 had consistently high potency across over 200 clinically relevant strains of Neisseria gonorrhoeae, including numerous multi-drug resistant and extensively-drug resistant strains.

•	IND-enabling studies are ongoing, with the development of SMT-571 being supported by an award of up to $4.5 million from CARB-X.

DDS-04 for Enterobacteriaceae

•
DDS-04 compound series is a new class of antibiotics in lead optimisation that acts via the novel bacterial target LolCDE with the potential to treat infections caused by the Gram-negative bacteria, Enterobacteriaceae.

•
In vivo proof of concept has been demonstrated with a DDS-04 series compound in pneumonia, sepsis and urinary tract infection ('UTI'). UTI data were presented at ECCMID in April, and data from all three disease models were presented at the ASM/ESCMID Conference held in September.

Financial Highlights

•	Cash and cash equivalents at 31 July 2019 of £20.9 million compared to £26.9 million at 31 January 2019.

•
Loss for the three months ended 31 July 2019 of £5.2 million compared to a profit of £26.6 million for the three months ended 31 July 2018. The profit recorded in the three months ended 31 July 2018 was driven by an accelerated release of deferred revenues related to a former licence agreement.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

Conference Call and Webcast Information
Summit will host a conference call and webcast to review the financial results for the second quarter and six months ended 31 July 2019 today at 1:00pm BST / 8:00am EDT. To participate in the conference call, please dial +44 (0)844 5718 892 (UK and international participants) or +1 631 510 7495 (US local number) and use the confirmation code 4281539. Investors may also access a live audio webcast of the call via the investors section of the Company's website, www.summitplc.com. A replay of the webcast will be available shortly after the presentation finishes.

About Summit Therapeutics
Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics to treat infections caused by C. difficile, N. gonorrhoeae and Enterobacteriaceae and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

For more information:

Summit Glyn Edwards / Richard Pye (UK office) Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455
Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson / Ludovico Lazzaretti	Tel: +44 (0)20 7213 0880
N+1 Singer (Joint Broker) Aubrey Powell / Jen Boorer, Corporate Finance Tom Salvesen, Corporate Broking	Tel: +44 (0)20 7496 3000
Bryan Garnier & Co Limited (Joint Broker) Phil Walker / Dominic Wilson	Tel: +44 (0)20 7332 2500
MSL Group (US) Erin Anthoine	Tel: +1 781 684 6552 summit@mslgroup.com
Consilium Strategic Communications (UK) Mary-Jane Elliott / Sue Stuart / Sukaina Virji / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward Looking Statements
Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the potential benefits and future operation of the BARDA or CARB-X contract, including any potential future payments thereunder, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "would," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the ability of BARDA or CARB-X to terminate our contract for convenience at any time, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future preclinical studies and clinical trials and the results of such studies and trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the "Risk Factors" section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2019. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

FINANCIAL REVIEW

Other Operating Income

Other operating income was £4.1 million for the three months ended 31 July 2019, as compared to £2.7 million for the three months ended 31 July 2018. Other operating income was £9.0 million for the six months ended 31 July 2019, as compared to £6.2 million for the six months ended 31 July 2018. These increases resulted primarily from the recognition of operating income from Summit’s funding contract with BARDA for the development of ridinilazole, which was £3.5 million for the three months ended 31 July 2019 as compared to £2.0 million for the three months ended 31 July 2018 and £8.1 million for the six months ended 31 July 2019 as compared to £5.3 million for the six months ended 31 July 2018. To date, an aggregate of £23.0 million ($30.1 million) of the total committed BARDA funding of $53.6 million has been recognised.

The Group also recognised operating income related to the Group's CARB-X award supporting the development of SMT-571 for the treatment of gonorrhoea of £0.1 million during the three months ended 31 July 2019 as compared to £0.2 million for the three months ended 31 July 2018 and £0.4 million during the six months ended 31 July 2019 as compared to £0.3 million for the six months ended 31 July 2018.

Revenue

Revenue was £0.1 million for the three months ended 31 July 2019 compared to £38.0 million for the three months ended 31 July 2018. Revenue was £0.4 million for the six months ended 31 July 2019 compared to £41.8 million for the six months ended 31 July 2018.

Revenue of £0.1 million recognised during the three months ended 31 July 2019 and £0.2 million recognised during the six months ended 31 July 2019 related to the receipt of a $2.5 million (£1.9 million) upfront payment in respect of the licence and commercialisation agreement signed with Eurofarma Laboratórios SA in December 2017 for the exclusive right to commercialise ridinilazole in specified Latin American and Caribbean countries.

The decreases in revenue recognised are principally due to the reduction in revenue related to the Sarepta licence and collaboration agreement following the Group’s decision to discontinue development of ezutromid in June 2018. Revenue relating to the cost-share arrangement under the Sarepta agreement recognised during the three months ended 31 July 2019 amounted to £nil and during the six months ended 31 July 2019 amounted to £0.1 million, as compared to total revenues relating to the upfront payment, development milestone payment and cost-share arrangement recognised during the three months ended 31 July 2018 of £37.8 million and during the six months ended 31 July 2018 of £41.3 million. Effective as of August 2019, the agreement with Sarepta has been terminated with no material ongoing obligations for either party.

Operating Expenses

Research and Development Expenses
Research and development expenses decreased by £0.7 million to £9.2 million for the three months ended 31 July 2019 from £9.9 million for the three months ended 31 July 2018. Research and development expenses decreased by £3.9 million to £17.5 million for the six months ended 31 July 2019 from £21.4 million for the six months ended 31 July 2018. These decreases reflect decreases in both Duchenne muscular dystrophy ('DMD') clinical programme costs, as a result of the discontinuation of the development of ezutromid in June 2018, and research and development related staffing costs, offset by increased CDI clinical programme costs.

Expenses related to the CDI programme increased by £4.1 million to £12.5 million for the six months ended 31 July 2019 from £8.4 million for the six months ended 31 July 2018. This increase primarily related to clinical operations and supply manufacturing activities related to the ongoing Ri-CoDIFy Phase 3 clinical trials of ridinilazole that commenced in February 2019.

Investment in the Group's preclinical antibiotic pipeline was £1.2 million for the six months ended 31 July 2019 compared to £0.4 million for the six months ended 31 July 2018. This increase primarily related to preclinical development activities for SMT-571 for the treatment of gonorrhoea and the DDS-04 series for the treatment of Enterobacteriaceae infections.

Expenses related to the DMD programme decreased to £0.2 million for the six months ended 31 July 2019 from £7.8 million for the six months ended 31 July 2018. The Group does not expect to incur further significant costs for this programme.

Other research and development expenses decreased by £1.2 million to £3.6 million during the six months ended 31 July 2019 as compared to £4.8 million during the six months ended 31 July 2018, which was driven by a decrease in staffing and facilities costs reflecting the implementation of cost-cutting measures following the decision to discontinue development of ezutromid in June 2018.

General and Administration Expenses
General and administration expenses decreased by £1.1 million to £1.2 million for the three months ended 31 July 2019 from £2.3 million for the three months ended 31 July 2018. General and administration expenses decreased by £1.8 million to £2.9 million for the six months ended 31 July 2019 from £4.7 million for the six months ended 31 July 2018. These decreases were driven by a reduction in staff and facilities related costs and legal and professional fees, as well as a net positive movement in exchange rate variances.

Finance Costs
Finance costs recognised during the three and six months ended 31 July 2019 relate to lease liability interest payable and the unwinding of the discount associated with provisions. Finance costs were £0.1 million for the three months ended 31 July 2019 compared to £0.2 million for the three months ended 31 July 2018. Finance costs were £0.1 million for the six months ended 31 July 2019 compared to £0.4 million for the six months ended 31 July 2018. This decrease relates to the cessation of the unwinding of the discount following the remeasurement of the financial liabilities on funding arrangements relating to DMD-related US not for profit organisations to £nil in June 2018.

Taxation
The income tax credit for the three months ended 31 July 2019 was £1.1 million as compared to a net income tax expense of £0.5 million for the three months ended 31 July 2018. The income tax credit for the six months ended 31 July 2019 was £1.9 million as compared to £0.5 million for the six months ended 31 July 2018. These changes in income tax during the three and six months ended 31 July 2019 as compared to during the three and six months ended 31 July 2018 were driven by the Group's de-recognition of its accrued UK research and development tax credit during the three months ended 31 July 2018, as it was not certain that the Group would have sufficient losses in the prior year to remain eligible to receive this research and development tax credit. The Group's current net tax credit for the periods reflects the accrued UK research and development tax credit based on management's estimate of the qualifying expenditure relating to research and development activities carried out by the Group, the taxes relating to the US operations and the release of deferred tax liabilities associated with the amortisation of intangible assets.

Losses
Loss before income tax was £6.2 million for the three months ended 31 July 2019 compared to a profit before income tax of £27.1 million for the three months ended 31 July 2018. Loss before income tax was £11.1 million for the six months ended 31 July 2019 compared to a profit before income tax of £20.3 million for the six months ended 31 July 2018.

Net loss for the three months ended 31 July 2019 was £5.2 million with a basic loss per share of 3 pence compared to a net profit of £26.6 million for the three months ended 31 July 2018 with a basic earnings per share of 32 pence. Net loss for the six months ended 31 July 2019 was £9.2 million with a basic loss per share of 6 pence compared to a net profit of £20.8 million for the six months ended 31 July 2018 with a basic earnings per share of 26 pence.

The profits recorded during the three and six months ended 31 July 2018 were due to the recognition of all remaining deferred revenue related to the Sarepta agreement following the Group's decision to discontinue the development of ezutromid.

Cash Flows
The Group had a net cash outflow of £7.3 million for the six months ended 31 July 2019 as compared to a net cash outflow of £3.8 million for the six months ended 31 July 2018.

Operating Activities
For the six months ended 31 July 2019, net cash used in operating activities was £6.9 million compared to £17.8 million for the six months ended 31 July 2018. This positive movement of £10.9 million was driven by an increase in cash received from licensing agreements and funding arrangements of £0.8 million, an increase in taxation cash inflows of £5.0 million due to the timing of receipt of the Group's research and development tax credits receivable on qualifying expenditure in respect of financial years ended 31 January 2017 and 2018, and a decrease in operating costs of £5.1 million as a result of the Group’s decision to discontinue development of ezutromid.

Investing Activities
Net cash used in investing activities was £0.2 million for the six months ended 31 July 2019 as compared to £0.1 million for the six months ended 31 July 2018. Net cash used in investing activities for the six months ended 31 July 2019 includes amounts paid to acquire property, plant and equipment and intangible assets, offset by bank interest received on cash deposits.

Financing Activities
Net cash used in financing activities for the six months ended 31 July 2019 of £0.2 million primarily relates to lease liability repayments. Net cash generated from financing activities for the six months ended 31 July 2018 of £14.1 million was primarily driven by £14.1 million of proceeds, net of transaction costs, received following the Group’s equity placing in March 2018.

Financial Position and Cash Runway Guidance

As at 31 July 2019, total cash and cash equivalents held were £20.9 million (31 January 2019: £26.9 million).

The Group believes that its existing cash and cash equivalents, anticipated payments from BARDA under its contract for the development of ridinilazole and anticipated payments from CARB-X under its contract for the development of its gonorrhoea antibiotic candidate, will be sufficient to enable the Group to fund its operating expenses and capital expenditure requirements through to at least 31 January 2020.

Glyn Edwards
Chief Executive Officer

11 October 2019

FINANCIAL STATEMENTS

Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the three months ended 31 July 2019

		Three months ended 31 July 2019	Three months ended 31 July 2019	Three months ended 31 July 2018
				(Adjusted*)
	Note	$000s	£000s	£000s

Revenue		154	126	37,958

Other operating income		5,053	4,135	2,699

Operating expenses
Research and development		(11,262)	(9,216)	(9,854)
General and administration		(1,471)	(1,204)	(2,327)
Impairment of goodwill and intangible assets		—	—	(3,986)
Total operating expenses		(12,733)	(10,420)	(16,167)
Operating (loss) / profit		(7,526)	(6,159)	24,490

Finance income		—	—	2,785
Finance costs		(76)	(62)	(150)
(Loss) / profit before income tax		(7,602)	(6,221)	27,125

Income tax		1,298	1,062	(491)
(Loss) / profit for the period		(6,304)	(5,159)	26,634

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		22	18	12
Total comprehensive (loss) / profit for the period		(6,282)	(5,141)	26,646

Basic and diluted (loss) / earnings per ordinary share from operations	2	(4) cents	(3) pence	32 pence

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the six months ended 31 July 2019

		Six months ended 31 July 2019	Six months ended 31 July 2019	Six months ended 31 July 2018
				(Adjusted*)
	Note	$000s	£000s	£000s

Revenue		458	375	41,832

Other operating income		11,005	9,006	6,154

Operating expenses
Research and development		(21,372)	(17,489)	(21,444)
General and administration		(3,494)	(2,859)	(4,655)
Impairment of goodwill and intangible assets		—	—	(3,986)
Total operating expenses		(24,866)	(20,348)	(30,085)
Operating (loss) / profit		(13,403)	(10,967)	17,901

Finance income		2	2	2,786
Finance costs		(150)	(123)	(350)
(Loss) / profit before income tax		(13,551)	(11,088)	20,337

Income tax		2,327	1,904	455
(Loss) / profit for the period		(11,224)	(9,184)	20,792

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		26	21	19
Total comprehensive (loss) / profit for the period		(11,198)	(9,163)	20,811

Basic and diluted (loss) / earnings per ordinary share from operations	2	(7) cents	(6) pence	26 pence

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

Condensed Consolidated Statement of Financial Position (unaudited)
As at 31 July 2019

	31 July 2019	31 July 2019	31 January 2019
			(Adjusted*)
	$000s	£000s	£000s
ASSETS
Non-current assets
Goodwill	2,217	1,814	1,814
Intangible assets	12,574	10,290	10,604
Property, plant and equipment	1,668	1,365	1,540
	16,459	13,469	13,958
Current assets
Trade and other receivables	13,049	10,679	13,491
Current tax receivable	4,166	3,409	6,328
Cash and cash equivalents	25,498	20,866	26,858
	42,713	34,954	46,677
Total assets	59,172	48,423	60,635

LIABILITIES
Non-current liabilities
Lease liabilities	(594)	(486)	(647)
Deferred revenue	(711)	(582)	(831)
Provisions for other liabilities and charges	(2,391)	(1,957)	(1,851)
Deferred tax liability	(1,970)	(1,612)	(1,675)
	(5,666)	(4,637)	(5,004)
Current liabilities
Trade and other payables	(7,938)	(6,496)	(8,733)
Lease liabilities	(437)	(358)	(358)
Deferred revenue	(3,846)	(3,147)	(3,374)
Contingent consideration	(98)	(80)	(629)
	(12,319)	(10,081)	(13,094)
Total liabilities	(17,985)	(14,718)	(18,098)
Net assets	41,187	33,705	42,537

EQUITY
Share capital	1,961	1,605	1,604
Share premium account	113,409	92,806	92,806
Share-based payment reserve	1,333	1,091	1,148
Merger reserve	3,699	3,027	3,027
Special reserve	24,431	19,993	19,993
Currency translation reserve	94	77	56
Accumulated losses reserve	(103,740)	(84,894)	(76,097)
Total equity	41,187	33,705	42,537

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

Condensed Consolidated Statement of Cash Flows (unaudited)
For the six months ended 31 July 2019

	Six months ended 31 July 2019	Six months ended 31 July 2019	Six months ended 31 July 2018
			(Adjusted*)
	$000s	£000s	£000s
Cash flows from operating activities
(Loss) / profit before income tax	(13,551)	(11,088)	20,337
	(13,551)	(11,088)	20,337
Adjusted for:
Gain on re-measurement of financial liabilities on funding arrangements	—	—	(539)
Finance income	(2)	(2)	(2,786)
Finance costs	150	123	350
Foreign exchange gain	(1,612)	(1,319)	(839)
Depreciation	347	284	324
Amortisation of intangible fixed assets	506	414	415
Loss on disposal of assets	12	10	24
Impairment of goodwill and intangible assets	—	—	3,986
Share-based payment	403	330	1,163
Adjusted (loss) / profit from operations before changes in working capital	(13,747)	(11,248)	22,435

Decrease / (increase) in prepayments and other receivables	3,581	2,930	(327)
Decrease in deferred revenue	(582)	(477)	(37,519)
Decrease in trade and other payables	(3,032)	(2,482)	(2,378)
Cash used in operations	(13,780)	(11,277)	(17,789)

Contingent consideration paid	(671)	(549)	—
Taxation received / (paid)	5,984	4,897	(53)
Net cash used in operating activities	(8,467)	(6,929)	(17,842)

Investing activities
Purchase of property, plant and equipment	(144)	(118)	(50)
Purchase of intangible assets	(122)	(100)	(5)
Interest received	2	2	2
Net cash used in investing activities	(264)	(216)	(53)

Financing activities
Proceeds from issue of share capital	—	—	15,000
Transaction costs on share capital issued	—	—	(858)
Proceeds from exercise of share options	1	1	100
Repayment of lease liabilities	(218)	(179)	(159)
Net cash (used in) / generated from financing activities	(217)	(178)	14,083

Decrease in cash and cash equivalents	(8,948)	(7,323)	(3,812)
Effect of exchange rates in cash and cash equivalents	1,626	1,331	839
Cash and cash equivalents at beginning of the period	32,820	26,858	20,102
Cash and cash equivalents at end of the period	25,498	20,866	17,129
* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

Condensed Consolidated Statement of Changes in Equity (unaudited)

Six months ended 31 July 2019

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 31 January 2019 (as previously reported)	1,604	92,806	1,148	3,027	19,993	56	(76,092)	42,542
Change in accounting policy (full retrospective application IFRS 16)	—	—	—	—	—	—	(5)	(5)
At 31 January 2019 (Adjusted*)	1,604	92,806	1,148	3,027	19,993	56	(76,097)	42,537
Loss for the period	—	—	—	—	—	—	(9,184)	(9,184)
Currency translation adjustment	—	—	—	—	—	21	—	21
Total comprehensive loss for the period	—	—	—	—	—	21	(9,184)	(9,163)
Share options exercised	1	—	—	—	—	—	—	1
Share-based payment	—	—	330	—	—	—	—	330
Share-based payment reserve transfer	—	—	(387)	—	—	—	387	—
At 31 July 2019	1,605	92,806	1,091	3,027	19,993	77	(84,894)	33,705
Year ended 31 January 2019

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 31 January 2018 (as previously reported)	736	60,237	6,743	3,027	19,993	37	(93,957)	(3,184)
Change in accounting policy (full retrospective application IFRS 16)	—	—	—	—	—	—	32	32
At 31 January 2018 (Adjusted*)	736	60,237	6,743	3,027	19,993	37	(93,925)	(3,152)
Profit for the year (Adjusted*)	—	—	—	—	—	—	7,490	7,490
Currency translation adjustment	—	—	—	—	—	19	—	19
Total comprehensive profit for the period (Adjusted*)	—	—	—	—	—	19	7,490	7,509
New share capital issued	864	33,784	—	—	—	—	—	34,648
Transaction costs on share capital issued	—	(1,313)	—	—	—	—	—	(1,313)
Share options exercised	4	98	—	—	—	—	—	102
Share-based payment	—	—	4,743	—	—	—	—	4,743
Share-based payment reserve transfer	—	—	(10,338)	—	—	—	10,338	—
At 31 January 2019 (Adjusted*)	1,604	92,806	1,148	3,027	19,993	56	(76,097)	42,537
Six months ended 31 July 2018

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 31 January 2018 (as previously reported)	736	60,237	6,743	3,027	19,993	37	(93,957)	(3,184)
Change in accounting policy (full retrospective application IFRS 16)	—	—	—	—	—	—	32	32
At 31 January 2018 (Adjusted*)	736	60,237	6,743	3,027	19,993	37	(93,925)	(3,152)
Profit for the period (Adjusted*)	—	—	—	—	—	—	20,792	20,792
Currency translation adjustment	—	—	—	—	—	19	—	19
Total comprehensive profit for the period (Adjusted*)	—	—	—	—	—	19	20,792	20,811
New share capital issued	83	14,917	—	—	—	—	—	15,000
Transaction costs on share capital issued	—	(858)	—	—	—	—	—	(858)
Share options exercised	2	98	—	—	—	—	—	100
Share-based payment	—	—	1,163	—	—	—	—	1,163
At 31 July 2018 (Adjusted*)	821	74,394	7,906	3,027	19,993	56	(73,133)	33,064
* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

NOTES TO THE FINANCIAL INFORMATION
For the three and six months ended 31 July 2019

1. Basis of Accounting
The unaudited condensed consolidated interim financial statements of Summit Therapeutics plc ('Summit') and its subsidiaries (together, the ‘Group’) for the three and six months ended 31 July 2019 have been prepared in accordance with International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending 31 January 2020 and the accounting policies set out in Summit’s consolidated financial statements. There have been no changes to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended 31 January 2019 other than as described below. During the year ended 31 January 2019, the Group re-assessed the allocation of certain staff related expenses, totalling £0.4 million during the three months ended 31 July 2018 and £0.7 million during the six months ended 31 July 2018. These costs were previously reported as general and administration expenses but are now presented as research and development expenses. These condensed consolidated interim financial statements do not include all information required for full statutory accounts within the meaning of section 434 of Companies Act 2006 and should be read in conjunction with the consolidated financial statements of the Group as at 31 January 2019 (the ‘2019 Accounts’). The 2019 Accounts, on which the Company’s auditors delivered an unqualified audit report, are available on the Group's website at www.summitplc.com and were delivered to the Registrar of Companies following the 2019 Annual General Meeting. The auditor’s report did not contain any statement under section 498 of the Companies Act 2006 but did contain a statement from the auditors drawing the shareholders’ attention to the Group’s need to raise additional capital as noted below.
Whilst the financial information included in this announcement has been prepared in accordance with IFRS and IFRIC interpretations as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS, this announcement does not itself contain sufficient information to comply with IFRS.
The interim financial statements have been prepared assuming the Group will continue on a going concern basis. Based on management's forecasts, the Group's existing cash and cash equivalents, anticipated payments from BARDA under its contract for the development of ridinilazole and anticipated payments from CARB-X under its contract for the development of its gonorrhoea antibiotic candidate are expected to be sufficient to enable the Group to fund its operating expenses and capital expenditure requirements through to at least 31 January 2020. The Group will need to raise additional funding in order to support, beyond this date, its planned research and development efforts, its preparatory commercialisation related activities should ridinilazole receive marketing approval, as well as to support activities associated with operating as a public company in the United States and the United Kingdom.

The Group is evaluating various options to finance its cash needs through a combination of some, or all, of the following: equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not-for-profit organisations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. Whilst the Group believes that funds would be available in this manner before the end of January 2020, there can be no assurance that the Group will be able to generate funds, on terms acceptable to the Group, on a timely basis or at all, which would impact the Group’s ability to continue as a going concern.

Management has identified specific mitigating actions which it would be required to take in the near future should the Group be unable to raise additional funding, including, amongst others, a slow-down of its ongoing Phase 3 clinical trials and suspending its Discuva Platform activities and associated research programmes. Should the Group be required to take these steps, it is currently expected that its current and anticipated cash and cash equivalents would be sufficient through to at least 31 October 2020. The failure of the Group to obtain sufficient funds on acceptable terms when needed would therefore have a material adverse effect on the Group’s business, results of operations and financial condition.

These circumstances represent a material uncertainty which may cast and raise significant doubt on the Group’s ability to continue as a going concern. The interim financial statements do not contain any adjustments that might result if the Group was unable to continue as a going concern.

The financial information for the three and six month periods ended 31 July 2019 and 2018 are unaudited.
Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Statement of Financial Position as at 31 July 2019, the Consolidated Statement of Comprehensive Income for the three and six months ended 31 July 2019 and Consolidated Statement of Cash Flows for the six months ended 31 July 2019 have been translated into US dollars at the rate on 31 July 2019 of $1.2220 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.
The Board of Directors of the Company approved this statement on [11] October 2019.

Adoption of IFRS 16 'Leases'
IFRS 16 specifies how to recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for reporting periods beginning on or after 1 January 2019 and replaces the accounting standard IAS 17 'Leases'. Two adoption methods are permitted for transition: retrospectively to all prior reporting periods presented in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', with certain practical expedients permitted; or retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application.

Accounting policy
At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group recognises a right-of-use asset within property, plant and equipment and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option and periods covered by an option to terminate if it is reasonably certain not to exercise that option. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. The lease liability is subsequently measured at amortised cost using the effective interest method and is remeasured when there is a change in future contractual lease payments or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The Group adopted this new standard effective 1 February 2019, as required, using the full retrospective transition method in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors'. Under this method, the Group will adjust its results for the years ended 31 January 2018, and 2019, and applicable interim periods, as if IFRS 16 had been effective for those periods. The Group has assessed the effect of adoption of this standard as it relates to its UK leased properties in Oxford and Cambridge and has concluded that any other contracts are not within the scope of IFRS 16 or are of low value, for which the Group has elected not to apply the requirement of IFRS 16.

Due to the adoption of IFRS 16, the Group has recognised both right-of-use assets and lease liabilities related to its UK leased properties. The Group no longer recognises a lease incentive accrual and has reclassified some costs from research and development expenses and general and administration expenses to finance costs, being the interest expense on lease liabilities. In addition, some amounts previously presented as cash outflows from operating activities in the Group's Consolidated Statement of Cash Flows are now presented as cash flows from investing or financing activities.

This change in accounting policy has been reflected retrospectively in the comparative Statement of Financial Position for the year ended 31 January 2019, the comparative Statement of Comprehensive Income, Statement of Cash Flows and Statement of Changes in Equity for the six months ended 31 July 2018, including the opening accumulated losses reserve at 1 February 2018 and 1 February 2019.

The impact of the change in accounting policy to IFRS 16 discussed above on the comparatives to the unaudited condensed consolidated interim financial statements is disclosed in the following tables.

Impact on Unaudited Condensed Consolidated	Original Year ended 31 January 2019	Adjusted Year ended 31 January 2019	Impact
Statement of Financial Position	£000s	£000s	£000s
Non-current assets
Property, plant and equipment	616	1,540	924
Current assets
Trade and other receivables	13,547	13,491	(56)
Non-current liabilities
Lease liabilities	—	(647)	(647)
Current liabilities
Trade and other payables	(8,865)	(8,733)	132
Lease liabilities	—	(358)	(358)
Equity
Accumulated losses reserve	(76,092)	(76,097)	(5)

Impact on Unaudited Condensed Consolidated	Original Three months ended 31 July 2018	Adjusted Three months ended 31 July 2018	Impact
Statement of Comprehensive Income	£000s	£000s	£000s
Operating expenses
Research and development	(9,846)	(9,854)	(8)
General and administration	(2,330)	(2,327)	3
Operating profit	24,495	24,490	(5)
Finance costs	(140)	(150)	(10)
Profit for the period	26,649	26,634	(15)

Impact on Unaudited Condensed Consolidated	Original Six months ended 31 July 2018	Adjusted Six months ended 31 July 2018	Impact
Statement of Comprehensive Income	£000s	£000s	£000s
Operating expenses
Research and development	(21,438)	(21,444)	(6)
General and administration	(4,661)	(4,655)	6
Operating profit	17,901	17,901	—
Finance costs	(328)	(350)	(22)
Profit for the period	20,814	20,792	(22)

Impact on Unaudited Condensed Consolidated	Original Six months ended 31 July 2018	Adjusted Six months ended 31 July 2018	Impact
Statement of Cash Flows	£000s	£000s	£000s
Profit before income tax	20,359	20,337	(22)
Adjusted for:
Finance costs	328	350	22
Depreciation	157	324	167
Increase in trade and other receivables	(336)	(327)	9
Increase in trade and other payables	(2,361)	(2,378)	(17)
Financing activities
Repayment of lease liabilities	—	(159)	(159)
Impact on net cash flows			—

The Group will continue to monitor interpretations released by the IFRS Interpretations Committee and amendments to IFRS 16 and, as appropriate, will adopt these from the effective dates.

2. (Loss) / earnings per Share Calculation

The calculation of (loss) / earnings per share is based on the following data:

	Three months ended 31 July 2019	Three months ended 31 July 2018	Six months ended 31 July 2019	Six months ended 31 July 2018
		(Adjusted*)		(Adjusted*)
	000s	000s	000s	000s
(Loss) / profit for the period	(5,159)	26,634	(9,184)	20,792

Weighted average number of ordinary shares for basic (loss) / earnings per share	160,495	82,008	160,398	79,335
Effect of dilutive potential ordinary shares (share options and warrants)	—	649	—	628
Weighted average number of ordinary shares for diluted (loss) / earnings per share	160,495	82,657	160,398	79,963

Basic (loss) / earnings per ordinary share from operations £	(0.03)	0.32	(0.06)	0.26
Diluted (loss) / earnings per ordinary share from operations £	(0.03)	0.32	(0.06)	0.26

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

Basic (loss) / earnings per ordinary share has been calculated by dividing the (loss) / profit for the three and six months ended 31 July 2019 by the weighted average number of shares in issue during the three and six months ended 31 July 2019. Diluted earnings per ordinary share has been calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potentially dilutive ordinary shares. Potentially dilutive ordinary shares represent the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to share options in-the-money compared with the number of shares that would have been issued assuming the exercise of share options in-the-money.

IAS 33 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net profit or loss per share. As the Group reported net losses for the three and six months ended 31 July 2019, the weighted average number of ordinary shares outstanding used to calculate the diluted (loss) / earnings per ordinary share is the same as that used to calculate the basic (loss) / earnings per ordinary share, as the exercise of share options would have the effect of reducing loss per ordinary share which is not dilutive.

3. Issue of Share Capital

On 23 April 2019, 104,877 ordinary shares were issued following the exercise of restricted stock units ('RSUs'). This exercise of RSUs raised net proceeds of £1,049.

The new ordinary shares issued in connection with the RSUs exercised rank pari passu with existing ordinary shares.

As of 31 July 2019, the number of ordinary shares in issue was 160,494,758.

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